Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2021 AND 2020

(unaudited)

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 2

SSR Mining Inc.

Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of United States dollars, except for per share amounts)

(Unaudited)

	Note	March 31, 2021	December 31, 2020
Current assets
Cash and cash equivalents		$866,029	$860,637
Marketable securities		25,942	26,748
Trade and other receivables		97,442	83,491
Inventories	4	429,678	437,379
Prepaids and other current assets		19,302	16,267
		1,438,393	1,424,522
Non-current assets
Mineral properties, plant and equipment	5	3,558,688	3,565,905
Inventories - non-current	4	162,427	134,612
Restricted cash		35,290	35,288
Investments in joint ventures		6,776	7,782
Goodwill		49,786	49,786
Deferred income tax assets		1,924	4,612
Other		19,843	22,479
Total assets		$5,273,127	$5,244,986

Current liabilities
Accounts payable and accrued liabilities		$164,567	$175,984
Debt	6	71,090	71,025
Reclamation and closure cost provision		2,747	1,924
		238,404	248,933
Non-current liabilities
Debt	6	303,892	319,645
Lease liabilities		116,517	117,029
Reclamation and closure cost provision		121,613	117,650
Deferred income tax liabilities		522,841	483,449
Other		4,857	18,377
Total liabilities		1,308,124	1,305,083

Shareholders' equity
Common shares		3,226,627	3,220,795
Other reserves		49,154	40,570
Equity component of convertible notes		106,425	106,425
Retained earnings		100,475	58,487
Total equity attributable to equity holders of SSR Mining		3,482,681	3,426,277
Non-controlling interest		482,322	513,626
Total equity		3,965,003	3,939,903
Total liabilities and equity		$5,273,127	$5,244,986
The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors and authorized for issue on May 4, 2021.

"Beverlee F. Park"	"Rodney P. Antal"
Beverlee F. Park, Director	Rodney P. Antal, Director

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 3

SSR Mining Inc.

Condensed Consolidated Interim Statements of Income

(expressed in thousands of United States dollars, except for per share amounts)

(Unaudited)

		Three months ended March 31,
	Note	2021	2020
Revenue	7	$366,484	$164,463
Cost of sales
Production costs		(157,492)	(91,045)
Depletion and depreciation		(61,172)	(28,635)
		(218,664)	(119,680)
Income from mine operations		147,820	44,783
General and administrative expense		(11,867)	(5,893)
Share-based compensation recovery	9	4,507	3,568
Exploration, evaluation and reclamation expense		(7,955)	(6,362)
Care and maintenance expense	11	—	(1,330)
Transaction and integration expense		(4,492)	—
Operating income		128,013	34,766
Interest and other finance income		470	2,397
Interest expense and other finance costs		(7,945)	(6,966)
Other expense		(2,180)	(1,380)
Foreign exchange (loss) gain		(424)	1,158
Income before income taxes		117,934	29,975
Income tax expense		(58,172)	(5,999)
Net income		$59,762	$23,976
Attributable to:
Equity holders of SSR Mining		$52,980	$23,976
Non-controlling interest		6,782	—
		$59,762	$23,976
Net income per share attributable to equity holders of SSR Mining
Basic	8	$0.24	$0.19
Diluted	8	$0.24	$0.19

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 4

SSR Mining Inc.

Condensed Consolidated Interim Statements of Comprehensive Income

(expressed in thousands of United States dollars)

(Unaudited)

	2021	2020
Net income	$59,762	$23,976
Other comprehensive income
Items that will not be reclassified to net income:
Loss on marketable securities at FVTOCI, net of tax recovery of $109 and $2,382	(697)	(13,497)
Items that may be subsequently reclassified to net income:
Unrealized gain (loss) on effective portion of derivative, net of tax (expense) recovery of $(726) and $2,633	2,582	(9,092)
Realized (gain) loss on derivatives reclassified to net income, net of tax expense (recovery) of $63 and $(9)	(147)	34
Total other comprehensive income	1,738	(22,555)
Total comprehensive income	$61,500	$1,421
Attributable to:
Equity holders of SSR Mining	$54,718	$1,421
Non-controlling interest	6,782	—
Total comprehensive income	$61,500	$1,421

The accompanying notes are an integral part of the consolidated financial statements.

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 5

SSR Mining Inc.

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of United States dollars)

(Unaudited)

	Note	2021	2020
Cash flows from operating activities
Net income for the period		$59,762	$23,976
Adjustments for:
Depletion and depreciation		61,375	28,806
Interest and other finance income		(470)	(2,397)
Interest expense		7,444	6,439
Income tax expense		58,172	5,999
Non-cash foreign exchange (gain)		(997)	(1,306)
Other	13	9,697	13,659
Net change in operating assets and liabilities	13	(39,423)	(290)
Cash generated from operating activities before taxes		155,560	74,886
Income taxes paid		(10,339)	(10,750)
Cash generated by operating activities		145,221	64,136
Cash flows from investing activities
Expenditures on mineral properties, plant and equipment		(68,579)	(53,903)
Purchases of marketable securities		—	(10,147)
Net proceeds from sales of marketable securities		—	12,055
Interest received		551	1,783
Other		(25)	851
Cash used in investing activities		(68,053)	(49,361)
Cash flows from financing activities
Repayment of debt, principal	6	(17,500)	—
Interest paid	6	(4,665)	(5,464)
Redemption of convertible notes	6	—	(114,994)
Proceeds from exercise of stock options		2,749	1,387
Lease payments		(2,874)	(376)
Dividends paid to equity holders of SSR Mining	10	(10,992)	—
Dividends paid to non-controlling interest		(38,086)	—
Other		(420)	—
Cash used in financing activities		(71,788)	(119,447)
Effect of foreign exchange rate changes on cash and cash equivalents		12	(536)
Increase (decrease) in cash and cash equivalents		5,392	(105,208)
Cash and cash equivalents, beginning of year		860,637	503,647
Cash and cash equivalents, end of period		$866,029	$398,439

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the consolidated financial statements.

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 6

SSR Mining Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(expressed in thousands of United States dollars)

(Unaudited)

		Common shares
	Note	Number of shares (000's)	Amount	Other reserves	Equity component of convertible notes	Retained earnings (deficit)	Total equity attributable to equity holders of SSR Mining	Non- controlling interest	Total equity
Balance, January 1, 2020		123,084	$1,083,766	$19,762	$106,425	$(75,999)	$1,133,954	$—	$1,133,954
Exercise of stock options and settlement of RSUs		157	1,975	(588)	—	—	1,387	—	1,387
Equity-settled share-based compensation	9	—	—	1,223	—	—	1,223	—	1,223
Equity value of convertible debt redeemed		—	6	—	—	—	6	—	6
Total comprehensive income (loss) for the period
Net income		—	—	—	—	23,976	23,976	—	23,976
Other comprehensive loss		—	—	(22,555)	—	—	(22,555)	—	(22,555)
		—	—	(22,555)	—	23,976	1,421	—	1,421
Balance, March 31, 2020		123,241	$1,085,747	$(2,158)	$106,425	$(52,023)	$1,137,991	$—	$1,137,991

Balance, January 1, 2021		219,607	3,220,795	40,570	106,425	58,487	3,426,277	513,626	3,939,903
Exercise of stock options		364	3,966	(1,216)	—	—	2,750	—	2,750
Settlement of RSUs and PSUs		92	1,866	(1,777)	—	—	89	—	89
Transfer of cash-settled RSUs		—	—	8,802	—	—	8,802	—	8,802
Equity-settled share-based compensation	9	—	—	1,037	—	—	1,037	—	1,037
Dividends paid	10	—	—	—	—	(10,992)	(10,992)	(38,086)	(49,078)
Total comprehensive income for the period
Net income		—	—	—	—	52,980	52,980	6,782	59,762
Other comprehensive income		—	—	1,738	—	—	1,738	—	1,738
		—	—	1,738	—	52,980	54,718	6,782	61,500
Balance, March 31, 2021		$220,063	$3,226,627	$49,154	$106,425	$100,475	$3,482,681	$482,322	$3,965,003

The accompanying notes are an integral part of the consolidated financial statements.

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 7

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

1.	NATURE OF OPERATIONS

SSR Mining Inc. (the "Company" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada. The Company's common shares are listed on the Toronto Stock Exchange (TSX) in Canada and the Nasdaq Global Select Market (NASDAQ) in the United States under the symbol "SSRM" and the Australian Securities Exchange (ASX) in Australia under the symbol "SSR".

The Company and its subsidiaries (collectively, the "Group") are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in Turkey and the Americas. The Company has four producing mines in Argentina, Canada, Turkey and the United States. SSR Mining Inc. is the ultimate parent of the Group.

The Company's focus is on safe, profitable gold and silver production from its Çöpler Gold Mine ("Çöpler") in Erzincan, Turkey, Marigold mine ("Marigold") in Nevada, USA, Seabee Gold Operation ("Seabee") in Saskatchewan, Canada and Puna Operations ("Puna") in Jujuy, Argentina, and to advance, as market and project conditions permit, its principal development projects toward commercial production.

On September 16, 2020, the Company acquired all of the issued and outstanding common shares of Alacer Gold Corp. ("Alacer"). The Company determined that the transaction represented a business combination under IFRS 3, with SSR Mining identified as the acquiror. Based upon the September 15, 2020 closing share price of the Company's common shares, the total consideration of the acquisition was $2.2 billion.

In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition.

Significant Developments During the Three Months Ended March 31, 2021

COVID-19 Response and Impact on Operations

During the three months ended March 31, 2021, the COVID-19 pandemic continued to impact global economic and financial markets, disrupting global supply chains and workforce participation. Many industries and businesses, including SSR Mining, continue to be impacted by the COVID-19 pandemic and face operating challenges associated with the regulations and guidelines resulting from efforts to contain COVID-19.

The Company continues to restrict all non-essential travel and manage the contacts of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at reduced capacity, with most employees working remotely.

The Company's mine sites remain operational with carefully managed COVID-19 based restrictions designed to protect employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment. In Turkey, COVID-19 continues to slow government processes including permitting, with considerable effort being expended to attain permits and land access for continued growth and operations.

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 8

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

2.	BASIS OF PRESENTATION

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020. Except as described in note 2(b), the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020.

These statements were authorized for issue by the Board of Directors on May 4, 2021.

(b)	Interest Rate Benchmark Reform - Phase 2 Amendments

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates ("IBOR") with alternative benchmark rates. The Phase 2 Amendments provide a practical expedient requiring the effective interest rate be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy.

The Company has the following financial instruments indexed to London interbank offered rates ("LIBOR") that have not yet transitioned to alternative benchmark rates at the end of the current reporting period:

Financial instrument	Carrying amount
Term Loan	$192,500
Interest rate swap contracts	1,190
Credit Facility	—

The Company maintains a Term Loan which bears interest at the three month USD LIBOR plus a fixed interest rate margin ranging from 3.50% to 3.70% depending on the tranche and which is expected to be fully repaid in December 2023. The Company is currently working with the syndicate of lenders to assess the potential alternatives to the use of LIBOR.

The Company also maintains LIBOR interest rate swap contracts with underlying notional amounts of approximately 33% of the outstanding Term Loan balance as at March 31, 2021 through December 22, 2021. Considering the short term to maturity of the interest rate swap contracts, as well as the current expected timing of changes to alternative benchmark rates, the Company does not expect to transition to an alternative benchmark rate.

The Company further maintains a $75.0 million senior secured revolving credit facility (the "Credit Facility") with a $25.0 million accordion feature, for which amounts borrowed incur variable interest at LIBOR plus an applicable margin ranging from 2.25% to 3.75% based on the Company's net leverage ratio, among other things. The Credit Facility matures in June 2021. Considering the short term to maturity of the Credit Facility, as well as the current expected timing of changes to alternative benchmark rates, the Company does not expect to transition to an alternative benchmark rate.

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 9

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY

In preparing its consolidated financial statements, the Company makes judgments in applying its accounting policies. In addition, the preparation of consolidated financial statements in conformity with IFRS requires the use of estimates that may affect the amounts reported and disclosed in the consolidated financial statements and related notes in future periods. These estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. The significant accounting policy judgments and areas of estimation uncertainty in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 are consistent with those applied and disclosed in note 3 to the Company's audited consolidated financial statements for the year ended December 31, 2020.

4. INVENTORIES
	March 31, 2021	December 31, 2020
Stockpiled ore (1)	$178,464	$157,141
Leach pad inventory	273,992	284,355
Work-in-process	6,100	4,368
Finished goods	37,663	38,661
Materials and supplies	95,886	87,466
	592,105	571,991
Stockpiled ore - non-current	(160,794)	(132,912)
Materials and supplies - non-current	(1,633)	(1,700)
Current inventories	$429,678	$437,379
(1)	At March 31, 2021, stockpiled ore includes $8.8 million current and $160.8 million non-current stockpiled sulfide ore related to Çöpler (December 31, 2020 - $12.5 million current and $132.9 million non-current stockpiled sulfide ore related to Çöpler).

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 10

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

5. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	March 31, 2021
	Plant and equipment (1)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$1,675,283	$43,007	$1,476,616	$225,528	$944,413	$4,364,847
Additions	11,392	42,797	20,000	2,352	2,367	78,908
Disposals/removal of fully depreciated assets	(4,436)	—	—	—	—	(4,436)
Change in reclamation and closure cost provision	—	—	3,871	—	—	3,871
Transfers	24,460	(29,934)	12,571	(66)	(7,031)	—
Balance, end of period	1,706,699	55,870	1,513,058	227,814	939,749	4,443,190

Accumulated depletion and depreciation
Balance, beginning of year	(432,027)	—	(366,915)	—	—	(798,942)
Depletion and depreciation	(30,101)	—	(59,715)	—	—	(89,816)
Disposals/removal of fully depreciated assets	4,256	—	—	—	—	4,256
Balance, end of period	(457,872)	—	(426,630)	—	—	(884,502)
Carrying amount at March 31, 2021	$1,248,827	$55,870	$1,086,428	$227,814	$939,749	$3,558,688

	December 31, 2020
	Plant and equipment (1)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$663,368	$28,208	$539,378	$80,296	$127,141	$1,438,391
Alacer acquisition	926,228	26,874	882,742	146,086	807,902	2,789,832
Additions	2,927	104,475	55,477	2,714	7,980	173,573
Disposals/removal of fully depreciated assets	(22,466)	(297)	(24,373)	—	—	(47,136)
Change in reclamation and closure cost provision	—	—	8,799	—	1,388	10,187
Transfers	105,226	(116,253)	14,593	(3,568)	2	—
Balance, end of year	1,675,283	43,007	1,476,616	225,528	944,413	4,364,847

Accumulated depreciation and depletion
Balance, beginning of year	(375,398)	—	(293,531)	—	—	(668,929)
Depreciation and depletion	(73,041)	—	(97,757)	—	—	(170,798)
Disposals/removal of fully depreciated assets	16,412	—	24,373	—	—	40,785
Balance, end of year	(432,027)	—	(366,915)	—	—	(798,942)
Carrying amount at December 31, 2020	$1,243,256	$43,007	$1,109,701	$225,528	$944,413	$3,565,905

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 11

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

6. DEBT AND CREDIT FACILITY
	March 31, 2021	December 31, 2020
2019 Notes	$179,658	$177,582
Term Loan	192,500	210,000
Other	2,824	3,088
Total carrying amount	$374,982	$390,670

The following is a reconciliation of the changes in the Company's debt balance to cash flows arising from financing activities:

	March 31, 2021	December 31, 2020
Balance, beginning of year (1)	$392,412	$286,852
Financing cash flows:
Interest paid	(4,665)	(12,444)
Redemption of 2013 Notes	—	(114,994)
Principal paid on Term Loan	(17,500)	(35,000)
Other	(264)	—
Other changes:
Interest expense	5,264	19,916
Redemption of 2013 Notes - converted to equity	—	(6)
Term Loan	—	245,000
Issuance of debt	—	3,088
Balance, end of period (1)	375,247	392,412
Less: accrued interest	(265)	(1,742)
Carrying amount, end of period	$374,982	$390,670

Classified as:
Current	$71,090	$71,025
Non-current	303,892	319,645
	$374,982	$390,670

(1)       Includes accrued interest presented within accounts payable and accrued liabilities.

7.	REVENUE

	Three months ended March 31
	2021	2020
Gold bullion and doré sales	$313,135	$136,777
Concentrate sales	53,928	35,623
Other (1)	(579)	(7,937)
	$366,484	$164,463
(1)	Other revenue includes: changes in the fair value of concentrate trade receivables due to changes in silver and base metal prices; and silver and copper by-product revenue arising from the production and sale of gold bullion and doré.

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 12

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

8.	INCOME PER SHARE

The calculations of basic and diluted income per share attributable to equity holders of SSR Mining for the three months ended March 31, 2021 and 2020 are based on the following:

	Three months ended March 31,
	2021	2020
Net income	$59,762	$23,976
Net (income) attributable to non-controlling interest	(6,782)	—
Net income attributable to equity holders of SSR Mining	52,980	23,976
Adjustment for dilutive instruments
Interest saving on convertible notes, net of tax	2,550	—
Net income used in the calculation of diluted net income per share	$55,530	$23,976

Weighted average number of common shares issued	219,792	123,228
Adjustments for dilutive instruments:
Stock options	307	681
Performance share units	—	547
Restricted share units	1,063	—
Convertible notes	12,445	—
Diluted weighted average number of shares outstanding	233,607	124,456

Net income per share attributable to equity holders of SSR Mining
Basic	$0.24	$0.19
Diluted	$0.24	$0.19

9.	SHARE-BASED COMPENSATION

Total share-based compensation expense, including all equity and cash-settled arrangements, for the three months ended March 31, 2021 and 2020 has been recognized in the consolidated financial statements as follows:

	Three months ended March 31,
	2021	2020
Equity-settled
Production costs	$282	$68
Share-based compensation expense (recovery)	731	1,145
Exploration, evaluation and reclamation expense (recovery)	24	10
Cash-settled
Production costs	330	270
Share-based compensation expense (recovery)	(5,238)	(4,714)
Exploration, evaluation and reclamation expense (recovery)	7	(37)
Transaction and integration expense	2,165	—
	$(1,699)	$(3,258)

Under the Company's share compensation plans, there is the option to settle vested Restricted Share Units ("RSUs") in either cash or common shares. On February 10, 2021, the Company's Board of Directors indicated its intention to settle all the RSUs issued under the Company's plans, when vested, in common shares of SSR Mining. Prior to this date, based on a past history of settling RSUs in cash, the Company had accounted for these awards as liabilities. As a result of this change, the value of the relevant outstanding RSUs was fixed at the date of modification and the existing liability of $8,802,000 ($6,426,000 net of tax) was transferred to the share-based compensation reserve of shareholders' equity. The unamortized portion of $8,074,000 relating to these RSUs will be amortized over the remaining vesting periods.

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 13

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

10.	DIVIDENDS

On March 31, 2021, the Company paid a cash dividend of $0.05 per common share to shareholders of record on March 5, 2021, totaling $11 million.

Subsequent to March 31, 2021, the Board of Directors declared a quarterly cash dividend of $0.05 per common share, payable on June 14, 2021 to holders of record at the close of business on May 17, 2021.

11.	OPERATING SEGMENTS

Results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each individual operating mine site is considered to be a reportable operating segment for financial reporting purposes.

In connection with the acquisition of Alacer on September 16, 2020, the Company added Çöpler as a new operating segment.

The following is a summary of the reported amounts of income from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2021	Çöpler	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties	Other reconciling items (2)	Total
Revenue	$151,522	$115,973	$45,707	$53,282	$—	$—	$366,484
Production costs	(66,028)	(51,955)	(16,742)	(22,767)	—	—	(157,492)
Depletion and depreciation	(31,072)	(14,293)	(9,622)	(6,185)	—	—	(61,172)
Cost of sales	(97,100)	(66,248)	(26,364)	(28,952)	—	—	(218,664)
Income from mine operations	54,422	49,725	19,343	24,330	—	—	147,820

Exploration, evaluation and reclamation expense	(2,840)	(407)	(2,795)	(19)	(1,652)	(242)	(7,955)
Transaction and integration expense	—	—	—	—	—	(4,492)	(4,492)
Operating income (loss)	48,117	49,421	16,639	23,227	(1,652)	(7,739)	128,013
Income (loss) before income tax	47,096	49,138	16,534	20,317	(1,987)	(13,164)	117,934
As at March 31, 2021
Total assets	$2,323,553	$688,903	$469,952	$256,659	$1,037,942	$496,118	$5,273,127
Non-current assets	2,011,916	308,780	318,692	142,108	1,036,742	16,496	3,834,734
Total liabilities	(776,490)	(128,568)	(94,285)	(54,251)	(28,938)	(225,592)	(1,308,124)

SSR Mining Inc.	Interim Financial Statements Q1 2021 | 14

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

11.	OPERATING SEGMENTS (continued)

Three months ended March 31, 2020	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties	Other reconciling items (2)	Total
Revenue	$92,081	$44,697	$27,685	$—	$—	$164,463
Production costs	(47,771)	(15,048)	(28,226)	—	—	(91,045)
Depletion and depreciation	(11,853)	(9,918)	(6,864)	—	—	(28,635)
Cost of sales	(59,624)	(24,966)	(35,090)	—	—	(119,680)
Income from mine operations	32,457	19,731	(7,405)	—	—	44,783

Exploration, evaluation and reclamation expense	(732)	(2,437)	(150)	(2,782)	(261)	(6,362)
Care and maintenance expense (3)	—	—	(1,330)	—	—	(1,330)
Operating income (loss)	32,348	17,294	(9,092)	(2,782)	(3,002)	34,766
Income (loss) before income tax	32,356	15,359	(11,923)	(3,197)	(2,620)	29,975
As at March 31, 2020
Total assets	$545,386	$439,520	$235,377	$116,070	$275,651	$1,612,004
Non-current assets	266,663	313,553	151,682	114,891	21,972	868,761
Total liabilities	(109,295)	(96,848)	(53,922)	(20,903)	(193,045)	(474,013)

(1)	Cost of sales at Puna include a write-down of metal inventories to net realizable value of $nil for the three months ended March 31, 2021 (March 31, 2020 - $8.5 million).
(2)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.
(3)	On March 20, 2020 and March 25, 2020, due to the COVID-19 pandemic, the Company temporarily suspended operations at Puna and Seabee, respectively. While the operations were suspended, the Company continued to perform care and maintenance activities and incurred incremental costs as a result. These incremental costs do not relate to producing or selling metal concentrate or gold, and therefore they have been identified and presented separately within operating income (loss).

12.	FAIR VALUE MEASUREMENTS

(a) Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which the Company's financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

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SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

12.	FAIR VALUE MEASUREMENTS (continued)

(a)	Fair values of financial assets and liabilities measured at fair value (continued)

	Fair value at March 31, 2021
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Marketable securities	$25,942	$—	$—	$25,942
Trade receivables	—	56,899	—	56,899
Derivative assets	—	2,311	—	2,311
Other financial assets	—	—	9,732	9,732
Derivative liabilities	—	(1,190)	—	(1,190)
	$25,942	$58,020	$9,732	$93,694

	Fair value at December 31, 2020
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Marketable securities	$26,748	$—	$—	$26,748
Trade receivables	—	38,456	—	38,456
Derivative assets	—	1,243	—	1,243
Other financial assets	—	—	9,748	9,748
Derivative liabilities	—	(3,881)	—	(3,881)
	$26,748	$35,818	$9,748	$72,314

(1) Marketable securities of publicly quoted companies, consisting of investments measured at fair value through other comprehensive income, are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

(2) Trade receivables relating to sales of concentrate are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

(3) Certain items of deferred consideration from the sale of exploration and evaluation assets are included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

During the three months ended March 31, 2021, no amounts were transferred between Levels.

(b)	Fair values of financial assets and liabilities not already measured at fair value

As at March 31, 2021, the fair value of the 2019 Notes and Term Loan as compared to the carrying amounts were as follows:

		March 31, 2021		December 31, 2020
	Level	Carrying amount	Fair value	Carrying amount	Fair value
2019 Notes (1)	1	$(179,658)	$(267,950)	$(177,582)	$(317,538)
Term Loan	3	(192,500)	(201,765)	(210,000)	(221,943)
Total borrowings		$(372,158)	$(469,715)	$(387,582)	$(539,481)

(1) The fair value disclosed for the Company's 2019 Notes is included in Level 1 as the basis of valuation uses a quoted price in an active market. The carrying amount of the 2019 Notes represents the debt component of the convertible notes, while the fair value represents both the debt and equity components of the 2019 Notes.

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SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements
(tabular amounts expressed in thousands of United States dollars unless otherwise stated) (Unaudited)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Adjustments for other non-cash operating activities during the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended March 31,
	2021	2020
Share-based payments	$1,037	$1,223
Loss or write-down on sale of mineral properties, plant and equipment	31	722
(Gain) loss on change in fair value of concentrate trade receivables	(940)	8,724
Non-cash amortization of prepayments	10,908	2,877
Other	(1,339)	113
	$9,697	$13,659

Net change in operating assets and liabilities during the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended March 31,
	2021	2020
Trade and other receivables	$(20,551)	$7,549
Other current assets	(11,733)	4,427
Inventories	6,140	(347)
Accounts payable and accrued liabilities	(13,547)	(9,789)
Reclamation and closure cost provision - current	268	(2,130)
	$(39,423)	$(290)

14.	SUBSEQUENT EVENT

On April 16, 2021, the Company received approval of its Notice of Intention to Make a Normal Course Issuer Bid (the "NCIB") to purchase its common shares through the facilities of the Toronto Stock Exchange, the NASDAQ or other Canadian and United States market places. All shares will be canceled upon purchase. Pursuant to the NCIB, the Company is able to purchase up to 10,000,000 common shares over a twelve month period commencing on April 21, 2021. The NCIB will expire no later than April 20, 2022.

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